

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2018

<u>Via E-mail</u>
Emanuel Chiraco
Chief Executive Officer
PVH Corp.
200 Madison Avenue
New York, NY 10016

      Re: PVH Corp.
            Form 10-K for Fiscal Year Ended February 4, 2018
            File No. 001-07572

Dear Mr. Chiraco:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           /s/ Rufus Decker

                           Rufus Decker
                           Accounting Branch Chief
                           Office of Beverages, Apparel and Mining